UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. ___)*



                               California Amplifier, Inc.
                                    (Name of Issuer)


                                      Common Stock
                             (Title of Class of Securities)


                                       129900106
                                     (CUSIP Number)



             Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





        CUSIP No. 129900106              13G                 Page 2 of 5 Pages



        1    NAME OF REPORTING PERSON     Duncan-Hurst Capital Management Inc.
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      33-0403387


        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]

        3    SEC USE ONLY


        4    CITIZENSHIP OR PLACE OF ORGANIZATION
             4365 Executive Drive, Suite 1520
             San Diego, California  92121


                       5    SOLE VOTING POWER
                            244,900
        NUMBER OF
        SHARES
        BENEFICIALLY   6    SHARED VOTING POWER
        OWNED BY EACH
        REPORTING
        PERSON WITH
                       7    SOLE DISPOSITIVE POWER
                            425,570


                       8    SHARED DISPOSITIVE POWER



        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             425,570


        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                       [ ]


        11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             7.63%


        12   TYPE OF REPORTING PERSON*
             IA

                         *SEE INSTRUCTION BEFORE FILLING OUT!





        CUSIP No. 129900106              13G                 Page 3 of 5 Pages



        Item 1(a) Name of Issuer

                  California Amplifier, Inc.

        Item 1(b) Address of Issuer's Principal Executive Offices

                  460 Calle San Pablo
                  Camarillo, CA  93012

        Item 2(a) Name of Person Filing

                  Duncan-Hurst Capital Management Inc.

        Item 2(b) Address of Principal Business or, if none, Residence

                  4365 Executive Drive, Suite 1520
                  San Diego, CA  92121

        Item 2(c) Citizenship

        Item 2(d) Title of Class of Securities

                  Common

        Item 2(e) CUSIP Number

                  129900106

        Item 3    Type of Reporting Person

                  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        Item 4    Ownership

                  (a) Amount Benefically Owned  425,570

                  (b)  Percent of Class  7.63%

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote  244,900
                       (ii)  Shared power to vote or direct the vote
                       (iii) Sole Power to dispose or to direct the
                             disposition of  425,570
                       (iv)  Shared power to dispose or direct the
                             disposition of





        CUSIP No. 129900106              13G                 Page 4 of 5 Pages



        Item 5    Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

        Item 6    Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

        Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

        Item 8    Identification and Classification of Members of the Group

                  Not applicable.

        Item 9    Notice of Dissolution of Group

                  Not applicable.

        Item 10   Certification

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





        CUSIP No. 129900106              13G                 Page 5 of 5 Pages



                                      Signature

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


        Date:  January 30, 1996

                                        DUNCAN-HURST CAPITAL MANAGEMENT INC.

                                        By   /s/ William H. Duncan, Jr.
                                        _____________________________________
                                        WILLIAM H. DUNCAN, JR.
                                        Chairman